RONALD D. mcFALL
Direct (612) 373-8807
Fax (612) 373-8881
June 18, 2007	rdmcfall@stoel.com

VIA EDGAR AND OVERNIGHT COURIER

Ms. Pamela A. Long

Securities and Exchange Commission

Station Place

100 F Street NE

Washington, DC 20549-7010

Re:                             Millennium Ethanol, LLC
Response to Correspondence Dated May 29, 2007
Registration Statement on Form 10 Filed April 30, 2007
File No. 0-52608

Dear Ms. Long:

This letter is the response of Millennium Ethanol, LLC (the “Company”) to the Staff’s comments to the above-referenced Form 10.  The Company has included each of the Staff’s comments from its comment letter dated May 29, 2007 and the Company’s responses below.  The Company has filed Amendment No. 1 to the Form 10 (the “Amendment”) via EDGAR and has sent four marked courtesy copies with the hard copy of this letter.

Special Note Regarding Forward-Looking Statements, page ii

1.                                      Since Millennium Ethanol, LLC or Millennium Ethanol is a limited liability company and the registration statement relates to its operations, Millennium Ethanol is ineligible to rely on the safe harbor for forward-looking statements.  See section 21 E(b)(2)(E) of the Exchange Act. Delete the phrase “within the meaning of Section 21E of the Securities Exchange Act of 1934.”  Alternatively, revise to make clear that Millennium Ethanol is ineligible to rely on the safe harbor for forward-looking statements because it is a limited liability company and the registration statement relates to its operations.

Response:

The Company has deleted the referenced phrase in the Amendment.

Financing Plan, page 4

2.                                      Please discuss each financing element that you list in your estimated sources of funds table. In this regard, please:

•                  Ensure that you discuss the material terms of each financing element, including the tax increment financing and tax exempt bonds.

•                  Clarify whether you have received the proceeds, and if not, please elaborate on the conditions that remain to obtaining the financing.

Response: The Company has added disclosure under “Financing Plan” in the Amendment regarding each financing element to address the Staff’s comment.

•                  Explain why you include the accrued interest on your subordinated debt as a source of funds.

Response:

The terms of the subordinated debt agreement provide that during construction interest is accrued monthly on the outstanding amount of debt at a rate of 1.3% per month.  This accrued and unpaid interest is capitalized as a cost of the plant being constructed and increases the total amount of debt owed to the lender each month.  At the end of the construction period total debt owed to the lender (original principal plus accrued interest), converts into a fully amortizing debt instrument.  The budget for this interest is $2,652,523.  This amount is shown both as a Source of Funds and as a Use of Funds (it is included under the line item titled “Capitalized interest”).  The net implications to the project from a cash standpoint is zero.  However, if the Company did not present the accrued interest in this fashion, its total sources and uses would not equal what it expects the total plant costs to be at the end of construction of $154,755,000.  The Company has added disclosure on this point to note ** to the table under “Financing Plan” in the Amendment.

•                  Reconcile the amount of tax increment financing you include in the estimated sources of funds table ($2,716,075) with the amount reflected in your financial statements ($1,939,063).

Response:

The amount set forth in the financial statements is net of a prefunded interest reserve and the fees of issuance.

ICM, Inc., page 7

3.                                      The twenty-ninth risk factor states that Millennium Ethanol under an agreement with ICM, Inc. or ICM will license from ICM proprietary technology and information related to the operating systems and procedures for the plant. Summarize the agreement’s material provisions, including duration or term, in the business section.  Advise what consideration Millennium Ethanol has given to filing the agreement as an exhibit to the registration statement.  See Item 601(b)(l0) of Regulation S-K.

Response:

The Company has added a summary of the License Agreement with ICM to the Amendment and has filed a copy of the agreement as an exhibit to the Amendment.

John Stewart & Associates, page 8 and Hedging, page 11

4.                                      Disclosures state that John Stewart & Associates or JS&A is an introducing broker clearing through Iowa Grain Company in Chicago, and Millennium Ethanol has hired JS&A to assist it with hedging transactions and risk management.  Please clarify the meaning of the term “introducing broker,” and indicate whether Millennium Ethanol has entered into an agreement with JS&A.  If so, summarize the agreement’s material provisions, including duration or term.  Also advise what consideration Millennium Ethanol has given to filing any such agreement as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-K.

Response:

In the context of the Company’s business, an introducing broker is an intermediary agent that clears trades in grain futures, options, and swaps with a member (such as the Iowa Grain Company) of a commodities market (such as the Chicago Board of Trade) on behalf of holders of commodities forward contracts such as the Company.  The Company has included a summary of its Risk Management Agreement with JS&A under the section “John Stewart & Associates” in the Amendment and has filed the Agreement as exhibit to the Amendment.

Distillers Grains, page 10

5.                                      Disclosure states that Millennium Ethanol’s market strategy includes shipping a substantial amount of its distillers grains as distillers dried grains or DDG by rail, and this would help Millennium Ethanol to minimize freight costs.  Explain briefly why shipping distillers grains as DDG by rail would help minimize freight costs.  We note the disclosure on page 25 that transportation costs are much higher for distillers wet grains or distillers modified wet grains than those for DDG or distillers dried grains with solubles due to their increased weight.

Response:

The Company has added disclosure under “Distillers Grains” in the Amendment to explain why shipping distillers grains as DDG as opposed to distillers wet (or modified wet) grain helps minimize freight costs due to the lower weight of DDG.

6.                                      Please clarify the extent to which you intend to market your distillers grains through ADM or directly.  You discuss your marketing strategy as it relates to shipment of grains to distant markets by rail and selling to local purchasers as well, but also state that you have hired ADM to market the grains.

Response:

The Company has revised the disclosure under “Distillers Grain” in the Amendment to clarify that ADM markets all of its distillers grain, including distillers grain marketed locally.

Competition, page 12

7.                                      You suggest that you believe you have a competitive advantage over smaller ethanol companies that produce less than the 100 million gallons of ethanol annually that you intend to produce.  Where you discuss the regional and local producers with whom you will be in direct competition, please discuss the capacity of these producers, as compared to your own.

Response:

The Company has added under “Competition” in the Amendment the identity and capacities of its nearest competitors as well as a cross-reference to the table on page        of the Amendment that sets forth capacities of all U.S. ethanol producers.

Risk Factors, page 27

8.                                      Several of your risk factors contain language that suggests that you are making an offering of securities.  Please review and revise the risk factors as necessary to remove this implication.

Response:

In the Amendment, the Company has revised the language in the risk factors pursuant to the Staff’s comment.

9.                                      Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude.  For example:

•                  The eleventh risk factor states that Fagen, Inc. or Fagen has agreed to construct the plant for a fixed price adjusted for increases in the construction cost index.  Quantify here and on page 7 the fixed price at which Fagen has agreed to construct the plant.

Response:

In the Amendment, the Company has stated the fixed price for construction of the plant in the eleventh risk factor and under “Fagen, Inc.” in the Business section.

•                  The eighteenth risk factor states that Millennium Ethanol’s two managers appointed by FREMAR Farmers Cooperative, Inc. or FREMAR and its other initial managers will have to divide their time between Millennium Ethanol and FREMAR. Specify the amount of time that each of the managers will allocate to Millennium Ethanol and its business.

Response:

The Company has revised the eighteenth risk factor to indicate that the managers will need to allocate time sufficient to prepare for and attend all managers meetings.

Management’s Discussion and Analysis of Financial Condition, page 40

10.                               In addition to our comment above regarding the disclosure accompanying the estimated sources of funds table, please revise your discussion to elaborate on all of the material terms of each element of your financing necessary to complete construction of the plant and begin operations so that you may generate revenue, including, but not limited to, who is providing the financing, the repayment terms, interest, covenants, and security interests. Clarify whether the financings have already been obtained and what conditions remain to funding.

11.                               Please discuss in reasonable detail the purpose and terms of the letter of credit agreement you refer to in Note E to your financial statements.  File the letter of credit and any separate security agreement as exhibits to the registration statement, or tell us supplementally why these agreements are not material.

Response (to questions 10 and 11):

The Company has added disclosure under “Management’s Discussion and Analysis of Financial Condition—Contractual Obligations and Commercial Commitments” in the Amendment to elaborate on the materials terms of each element of financing, including the line of credit.  The Revolving Credit and Security Agreement that provides the line of credit has been filed as an exhibit to the Amendment.

Contractual Obligations and Commercial Commitments, page 43

12.                               For any credit facility or other financial instrument that requires Millennium Ethanol to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are.  Further, state whether Millennium Ethanol is in compliance with the ratios and tests as of the most recent date practicable.  We note the disclosure in the financial statements’ note D.

Response: The additional disclosure under “Management’s Discussion and Analysis of Financial Condition—Contractual Obligations and Commercial Commitments” in the Amendment contains a general summary of the financial ratios and tests contained in the Company’s senior loan facility, and a statement of its compliance.

Rail transportation infrastructure at the site, page 45

13.                               Please clarify the meaning of the disclosure in the second paragraph so that investors who are not familiar with transporting ethanol by rail will understand the significance of the incentives and shipment terms you describe.  To the extent that you include forward-looking statements regarding the evolution of the ethanol industry, please explain the basis for the statements.

Response:

The Company has added disclosure under “Rail transportation infrastructure at the site” in the Amendment to quantify the approximate aggregate annual savings it expects from the incentives.

Security Ownership of Certain Beneficial Owners and Management, page 46

14.                               For a beneficial owner such as FREMAR that is a legal entity, disclose the natural person or persons who exercise voting and investment control of the securities owned by the beneficial owner.

Response:

The Company has added a footnote to the Beneficial Ownership table in the Amendment to disclose the natural persons who exercise voting and investment control of the securities beneficially owned by FREMAR.

15.                               Expand the disclosure in the triple asterisk below the table to include the number of class C units into which the subordinated convertible mezzanine debt may be converted, the price per unit at which the debt may be converted, and the conversion’s expiration date.  We note the disclosure in the financial statements’ note D.

Response:

The Company has added disclosure in the triple asterisk to include conversion terms of the mezzanine debt.

16.                               Include the address of each beneficial owner.  See Item 403(a) of Regulation S-K.

Response:

The Company has added the address for the beneficial owners in the lend-in to the Beneficial Ownership table.

Directors and Executive Officers, page 47

17.                               In the biographical paragraphs of Messrs. Dale Neuharth, Wendell Weeldreyer, and Jeff Scott, describe briefly their business experience during the past five years.  See Item 401(e)(1) of Regulation S-K.

Response:

The Company has added to the biographical paragraphs of Messrs. Neuharth, Weeldreyer and Scott a brief description of their respective business experience during the past five years.

Conflicts of Interest, page 53

18.                               Please elaborate on the specific approval mechanisms set forth in your operating agreement for transactions with its managers and company manager and their affiliates.

Response:

The Company has added disclosure under “Conflicts of Interest” in the Amendment describing the approval mechanisms in its operating agreement for transactions with Company managers and their affiliates.

Director Independence, page 54

19.                               Since Millennium Ethanol is not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system, Millennium Ethanol must use a definition of independence of a national securities exchange or an inter-dealer quotation system, Millennium Ethanol must use a definition of independence of a national securities exchange or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent, and state which definition is used.  Further, whatever definition Millennium Ethanol chooses, it must use the same definition for all directors and nominees for director. See Item 407(a)(ii) of Regulation S-K, and revise.  For guidance on the new corporate governance disclosure requirements, you may wish to refer to section V.D. of Release No. 34-54302A and our telephone interpretations that are available on the Commission’s website at http.//www.sec.gov.

Response:

The Company has revised the disclosure under “Director Independence” to indicate that it has adopted the definition of “independent director” from NASDAQ Marketplace Rule 4200(a)(15).

Units, page 58

20.                               Expand the disclosure to indicate that:

•                  Class A members must hold at least 2,000 class A units.

•                  Class B members must hold at least 2,000 class C units.

We note the disclosure in section 14 of the certificate of designation for class C units filed as exhibit 3(iii) to the registration statement.

Response:

The Company has expanded the disclosure under “Units” in the Amendment to indicate the minimum ownership requirements.

Restrictions on Transfer, page 58

21.                               Expand the disclosure to indicate that Class B units may not be transferred for three years after issuance, and after three years the class B units may be converted by a class B holder to class A units.

Response:

The Company has expanded disclosure under “Restrictions on Transfer” in the Amendment to include the three year restriction on transfer for the Class B units.  The Company did not include disclosure regarding the conversion feature under “Restrictions on Transfer” as that is not a restriction on transfer and is disclosed under “Class B Units.”

Class A Units, page 59 and Class B Units, page 60

22.                               Expand the disclosure to indicate that:

•                  Members holding class A and B units have equal membership voting rights.

•                  Class B members appoint one manager for each 500,000 class B units held, class A members appoint four managers, and the subordinated lender appoints one manager.

We note the disclosure in the financial statements’ note B.

Response:

The Company has expanded the disclosure under “Class A Units” and “Class B Units” in the Amendment pursuant to the Staff’s comment.

Voting Rights, page 60

23.                               Disclose that the affirmative vote of the majority of the voting power of each class is required for a matter requiring approval by class A and class B members.  We note the disclosure in section 4.4(c) of the operating agreement filed as exhibit 3(ii) to the registration statement.

Response:

The Company has revised the disclosure under “Voting Rights” in the Amendment pursuant to the Staff’s comment.

24.                               Disclose that special meetings of the members may be called at any time by the chair or the board or by the secretary upon the request of 33% of all members, that is, total members without respect to class, regardless of the number of units held by the requesting members.  We note the disclosure in section 4.5(d) of the operating agreement filed as exhibit 3(ii) to the registration statement.

Response:

The Company has added disclosure under “Voting Rights” in the Amendment pursuant to the Staff’s comment.

25.                               Disclose that at any annual or special meeting of the members a quorum necessary for the transaction of business is present if:

•                  When the board has authorized the use of mail ballot or proxies, members with 20% or more of the voting power are present.

•                  In any other case, members with 10% or more of the voting power are present.

Disclose also that if a vote of more than one class if required, the quorum requirement will be applied to the members of each class.  We note the disclosure in section 4.5(f) of the operating agreement filed as exhibit 3(ii) to the registration statement.

Response:

The Company has added disclosure under “Voting Rights” in the Amendment pursuant to the Staff’s comment.

Financial Statements

26.                               Please update your filing as required by Rule 3-12 of Regulation S-X to include interim financial statements as of and for the three months ended March 31, 2007.

Response:

The Company has included interim financial statements as of and for the three months ended March 31, 2007 in the Amendment.

Independent Auditor’s Report, page 1

27.                               Please have your independent registered public accounting firm revise its audit report to reference the standards of the Public Company Accounting Oversight Board and ensure that its report is in compliance with PCAOB Auditing Standard No. 1.  Also, the name of the firm should be disclosed on the report.

Response:

The audit report in the Amendment has been revised pursuant to the Staff’s comment.

Balance Sheets, page 2

28.                               Please revise your members’ equity section to include a line item “deficit accumulated during development stage.” In addition, add a column in your statements of members’ equity with a similar heading.  Refer to paragraph 11(a) of SFAS 7.  Alternatively, please clarify for us why the account is not presented.

Response:

The Balance Sheets and Statements of Members’ Equity in the Amendment have been revised pursuant to the Staff’s comment.

Statements of Operations, page 3

29.                               We note your primary business will he the production of ethanol.  Please revise your statements of operations to reflect interest income as non-operating income.  Refer to Article 5-03(7) of Regulation S-X.  Ensure other related disclosures are updated in your filing such as your selected financial data on page 40 and your discussion of results of historical operations on page 41.

Response:

The Statements of Operations in the Amendment has been revised to reflect the Staff’s comment, as have other related disclosures.

Water Treatment Plant Costs, page 7

30.                               Please explain to us your accounting basis for recognizing these water treatment plant costs as an asset in your balance sheets.  We note your disclosure that the rural water user district will own these facilities and we assume that the costs are not refundable.  In addition, please clarify for us whether EITF 01-8 applies to this issue.

Response:

The accounting basis for recognizing water treatment plant costs as an asset relates to the fact that the costs were incurred as part a water supply arrangement.  Therefore, this cost was recognized as an asset associated with a purchase contract, using the guidance in SFAS 142, and will be amortized over the useful life of the water treatment facility as it relates to the ethanol plant.  EITF Abstracts Issue No. 01-8 (EITF 01-8) was considered to determine whether the arrangement contains a lease.  Based upon the criteria in paragraph 12 of EITF 01-8, it was determined that the arrangement does not contain a lease.  Even though this arrangement was not subject to reassessment, paragraph 14e of EITF 01-8 demonstrates that the cost for a supply arrangement which does not contain a lease should be classified as an asset associated with a purchase contract, which is consistent with SFAS 142.

Note D: Long Term Debt, page 10

31.                               We note your disclosure that your loans contain restrictive covenants on various financial ratios, expenditures, and dividends.  Please disclose here or in MD&A the specific financial ratios and restrictions on expenditures and dividends.

Response:

The Company has expanded the disclosure in Note D in the Amendment to include the specific financial ratios and restrictions under its Senior Loan facility.

Amended Financial Statements

32.                               If you determine that you need to restate your financial statements, we remind you that you should appropriately address the following:

•                  An explanatory paragraph in the audit opinion.

•                  Full compliance with SFAS 154, paragraphs 25 and 26.

•                  Fully update all affected portions of the document, including MD&A and selected financial data.

Response:

Certain changes in presentation and expanded disclosures were made to the financial statements in the Amendment in response to the issues raised by the Staff’s comments.  The Company and its auditors do not believe these revisions constitute a correction of an error and, therefore, do not constitute a restatement.

Exhibit Index

33.                               Include an exhibit index immediately before the exhibits filed with the registration statement as required by Rule 102(d) of Regulation S-T.

Response:

The Company has included an exhibit index in the Amendment pursuant to the Staff’s comment.

Exhibits

34.                               The financial statements’ note E refers to these agreements:

•                  Financial and strategic advisory services.

•                  Consulting on commodities.

•                  Trading service.

•                  Energy management.

•                  Auger cast piling constriction.

•                  Truck scale construction.

Advise what consideration Millennium Ethanol has given to filing the agreements as exhibits to the registration statement.  See Item 601(b)(10) of Regulation S-K.

Response:

The Company has filed each of the agreements referenced above in the Staff’s comment as exhibits to the Amendment.

35.                               We note that you have received proceeds under the note purchase and purchase rights agreement in December 2006.  Please file any note and security agreement that you have entered into in connection with this advance.

Response:

The Company had filed a copy of the Note Purchase and Purchase Rights Agreement dated March 17, 2006 as exhibit 10.16 to the initial Form 10 filing.

36.                               We note that in December 2006 you entered in to a letter of credit agreement.  Please file the agreement as an exhibit, or tell us supplementally why it is not material.

Response:

The Company has filed the Letter of Credit Agreement dated December 18, 2006 as exhibit 10.18 to the Amendment.

Closing

The Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action on the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Please note that the undersigned, who previously corresponded with the Commission on behalf of the Company, has moved from the Lindquist & Vennum PLLP firm to Stoel Rives.  We understand you may have additional comments based on our response.  Please address any questions or comments you may have about this letter to me at 612.373.8807 or to John D. Kauffman at 206.336.7523 (jdKauffman@stoel.com).

Best regards,

/s/ Ronald D. McFall
Ronald D. McFall

cc:                                 Mr. Steve Domm

Enclosures (Amendment No. 1)